Exhibit 99.1

Perpetuals.com Ltd. (f/k/a Earlyworks Co., Ltd.) Reports Financial and Operational Performance for the Six Months Ended October 31, 2025

TOKYO, April 27, 2026. Perpetuals.com Ltd. (NASDAQ: PDC), f/k/a Earlyworks Co., Ltd. (NASDAQ: ELWS) (the “Company”), a Japanese provider of blockchain technology solutions, today announced its financial results for the six months ended October 31, 2025.

For the six months ended October 31, 2025, the Company’s revenue decreased by approximately JPY 100,960 thousand (USD 655 thousand), gross profit decreased by approximately JPY 57,349 thousand (USD 372 thousand), and net loss increased by approximately JPY 39,408 thousand (USD 256 thousand), as compared to the same period in 2024.

Management Commentary

In July 2023, the Company successfully listed on Nasdaq. Following years of research and development aimed at advancing the practical application of blockchain technology, the Company completed the development of its proprietary blockchain platform, the “Grid Ledger System (GLS),” in December 2023. GLS has gained recognition from multiple corporate clients for its technical advantages, including its high-speed processing capabilities.

Building on these milestones, the Company has established a comprehensive service delivery framework spanning system planning, development, consulting, and maintenance across diverse industries, including telecommunications, transportation infrastructure, food and beverage, real estate, entertainment, and IT services. The Company’s GLS-centered solutions extend beyond conventional contract-based development and are evolving into a continuous support framework for its clients’ core operations.

In parallel, with a view to the growth of Web3 businesses in Japan, the Company is actively advancing strategic alliances and new business collaborations to accelerate the adoption of GLS. Through these initiatives, the Company aims to enhance the reliability and market competitiveness of GLS while enhancing the value delivered to its corporate clients.

On October 15, 2025, the Company completed a private placement offering, generating gross proceeds of approximately $5.0 million (net proceeds of approximately $4.33 million after deducting placement agent fees and other expenses). As a result of this offering, the Company regained compliance with the minimum stockholders’ equity requirement under Nasdaq Listing Rule 5550(b)(1), thereby strengthening its financial foundation and ability to execute its growth strategy.

After the reported period, on January 20, 2026, the Company consummated the transactions contemplated by certain share exchange agreement, dated December 28, 2025, by and among the Company, Perpetual Markets Ltd. (“Perpetual”), and the shareholders of Perpetual listed therein. As of the closing, the Company has paid Perpetual US$3.5 million, with the remaining US$11.5 million to be satisfied (i) through the allocation of certain cash proceeds received by the Company from the exercise of certain outstanding warrants, up to an aggregate cap of US$7.5 million and (ii) the proceeds of a future capital raise completed by the Company following the closing. The timing, structure, and other terms of the capital raise consideration are subject to further agreement between the parties and the satisfaction of specified conditions set forth in the share exchange agreement. Transfer of the equity consideration payable under the share exchange agreement will be finalized upon confirmation by Perpetual of no outstanding tax liabilities and Earlyworks’ receipt of approval as required under the Foreign Exchange and Foreign Trade Act of Japan (Act No. 228 of 1949, as amended) and related regulations in accordance with Japanese law. On January 20, 2026, the Company’s name was changed from “Earlyworks Co., Ltd.” to “Perpetuals.com Ltd.”

Through continued innovation and execution centered on GLS, the Company remains committed to expanding its presence in the Web3 industry and delivering sustainable value to its corporate clients.

PERPETUALS.COM LTD

UNAUDITED INTERIM CONDENSED STATEMENTS OF OPERATIONS

	For the six months ended October 31, 2024	For the six months ended October 31, 2025	For the six months ended October 31, 2025
	JPY	JPY	USD
OPERATING REVENUES
Software and system development services	217,699,635	82,519,971	535,670
Consulting and solution services	7,284,000	41,503,877	269,418
TOTAL OPERATING REVENUES	224,983,635	124,023,848	805,088
COST OF REVENUES	(92,182,568)	(48,571,802)	(315,299)
GROSS PROFIT	132,801,067	75,452,046	489,789
OPERATING EXPENSES:
Selling and marketing expenses	(37,830,288)	(22,597,998)	(146,693)
General and administrative expenses	(176,938,483)	(197,343,285)	(1,281,034)
Research and development expenses	(21,583,147)	(16,249,716)	(105,483)
TOTAL OPERATING EXPENSES	(236,351,918)	(236,190,999)	(1,533,210)
LOSS FROM OPERATIONS	(103,550,851)	(160,738,953)	(1,043,421)
Gain on digital assets, net	81,900	308,691	2,004
Interest expenses, net	(1,184,561)	(2,538,959)	(16,481)
Foreign exchange gain (loss), net	(6,768,200)	13,395,355	86,955
Government grants	1,255,000	-	-
Other income, net	1,100	-	-
LOSS BEFORE INCOME TAXES	(110,165,612)	(149,573,866)	(970,943)
Provision for income taxes
Current	-	-	-
Deferred	-	-	-
Total provision for income taxes	-	-	-
NET LOSS	(110,165,612)	(149,573,866)	(970,943)

LOSS PER SHARE
Basic	(7.31)	(9.89)	(0.06)
Diluted	(7.31)	(9.89)	(0.06)
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING*
Basic	15,076,900	15,120,888	15,120,888
Diluted	15,076,900	15,120,888	15,120,888

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

PERPETUALS.COM LTD

UNAUDITED INTERIM CONDENSED BALANCE SHEETS

	As of April 30, 2025	As of October 31, 2025	As of October 31, 2025
	JPY	JPY	USD
		(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash	104,379,373	666,929,116	4,329,303
Digital assets	153,764	462,455	3,002
Accounts receivable, net	9,139,641	15,349,541	99,640
Contract assets	17,208,508	6,804,044	44,168
Pledged assets	-	21,000,000	136,319
Prepayments	9,350,670	19,112,299	124,066
Short-term deposits	3,096,509	3,096,509	20,101
Income tax receivable	8,276	-	-
TOTAL CURRENT ASSETS	143,336,741	732,753,964	4,756,599
Property and equipment, net	927,858	619,192	4,019
Intangible assets, net	10,620,000	9,440,000	61,279
Operating lease right-of-use assets	3,471,991	15,610,293	101,333
Long-term deposits	657,740	657,740	4,270
Restricted cash	31,486,253	31,486,253	204,390
TOTAL ASSETS	190,500,583	790,567,442	5,131,890

LIABILITIES AND SHAREHOLDERS’ EQUITY CURRENT LIABILITIES:
Accounts payable	12,167,638	11,991,582	77,842
Bank loans – current portion, net	15,204,000	13,937,000	90,471
Secured borrowings	-	40,000,000	259,656
Amount due to a director	-	45,000,000	292,113
Other payables and accrued liabilities	52,466,403	44,891,670	291,410
Operating lease liabilities, current	2,775,741	8,040,067	52,191
TOTAL CURRENT LIABILITIES	82,613,782	163,860,319	1,063,683
Bank loans – non-current, net	33,859,000	27,524,000	178,669
Operating lease liabilities, non-current	-	6,873,976	44,622
TOTAL LIABILITIES	116,472,782	198,258,295	1,286,974

COMMITMENTS AND CONTINGENCIES SHAREHOLDERS’ EQUITY:
Ordinary shares, 55,300,000 shares authorized; 15,076,900 and 15,252,852 shares issued and outstanding as of April 30, 2025 and October 31, 2025, respectively	50,000,000	57,389,984	372,541
Additional paid-in capital	2,210,480,581	2,870,945,809	18,636,454
Accumulated deficit	(2,186,452,780)	(2,336,026,646)	(15,164,079)
TOTAL SHAREHOLDERS’ EQUITY	74,027,801	592,309,147	3,844,916
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	190,500,583	790,567,442	5,131,890

The accompanying notes are an integral part of these unaudited interim condensed financial statements.

Total revenue for the six months ended on October 31, 2025 decreased by approximately JPY 100,960 thousand (USD 655 thousand) from approximately JPY 224,984 thousand (USD 1,460 thousand) in the same period in 2024 to approximately JPY 124,024 thousand (USD 805 thousand).

Revenue from software and system development services decreased by approximately JPY 135,180 thousand (USD 877 thousand) and revenue from consulting and solution services increased by approximately JPY 34,220 thousand (USD 222 thousand).

The decrease in total revenue of approximately JPY 100,960 thousand (USD 655 thousand) was primarily attributable to the following two factors.

First, revenue from PocketRD Co., Ltd., a developer of a three-dimensional avatar platform designed to offer people around the world expressive ways to communicate, decreased by approximately JPY 69,468 thousand (USD 451 thousand). This reflects the successful completion of the initial development phase of a major project in the prior year, following which the engagement transitioned into an ongoing maintenance and operational support phase during the current period. While initial development revenue, which is typically recognized over a concentrated period, declined as a result, the Company continues to generate recurring maintenance revenue from this customer.

Second, revenue from NTT DOCOMO, INC., one of Japan’s leading mobile operators, providing comprehensive wireless and smartphone services, alongside a “Smart Life” business covering payment, financial, and digital services, decreased by approximately JPY 33,242 thousand (USD 216 thousand). Revenue from this customer is structured around monthly work volume, which varies based on the nature and scope of services requested in each period. The year-over-year decrease reflects these ordinary-course fluctuations in service demand, and the Company’s relationship with the customer remains ongoing, with NTT DOCOMO, INC. continuing to be the Company’s largest customer during the current period.

The Company views these fluctuations as consistent with the project-based nature of its customer engagements and does not consider the current period’s decrease to indicate a deterioration in its ongoing customer relationships.

Cost of revenue decreased by approximately JPY 43,611 thousand (USD 283 thousand) from approximately JPY 92,183 thousand (USD 598 thousand) in the same period in 2024 to approximately JPY 48,572 thousand (USD 315 thousand) in the six months ended on October 31, 2025, primarily due to the significant decrease in revenue of approximately JPY 100,960 thousand as described above.

Total operating expenses decreased by approximately JPY 161 thousand (USD 1 thousand) from approximately JPY 236,352 thousand (USD 1,534 thousand) in the same period in 2024 to approximately JPY 236,191 thousand (USD 1,533 thousand) in the six months ended on October 31, 2025. The main reasons contributing to the decrease were the decrease in selling and marketing expenses of approximately JPY 15,232 thousand (USD 99 thousand) and in research and development expenses of approximately JPY 5,334 thousand (USD 35 thousand), partially offset by the increase in general and administrative expenses of approximately JPY 20,405 thousand (USD 133 thousand). While general and administrative expenses represented a significant portion of the Company’s total expenses and exceeded revenue for the period, this is primarily due to the Company’s current stage of development and cost structure. A substantial portion of general and administrative expenses consisted of fixed costs associated with maintaining its public company status, including legal, accounting, and compliance-related expenses, as well as investments in organizational infrastructure to support future growth. As a result, these expenses did not fluctuate directly in proportion to short-term revenue levels and might appear elevated during periods of lower revenue, particularly given the project-based nature of the Company’s business. Management expects operating efficiency to improve over time as revenue increases and the Company continues to leverage its existing infrastructure. In addition, the Company remains focused on disciplined cost management and optimizing its expense structure in line with its business development and strategic priorities.

As of October 31, 2025, the Company had approximately JPY 698,415 thousand (USD 4,534 thousand) in cash and restricted cash and the total shareholder’s equity increased by approximately JPY 518,281 thousand (USD 3,364 thousand) due to issuance of ordinary shares and warrants, partially offset by net loss for the six months ended October 31, 2025 from approximately JPY 74,028 thousand (USD 481 thousand) as of April 30, 2025 to approximately JPY 592,309 thousand (USD 3,845 thousand) as of October 31, 2025.

About Perpetuals.com Ltd. (f/k/a Earlyworks Co., Ltd.)

Perpetuals.com Ltd (NASDAQ: PDC) is a Japanese company that originally developed products, services, and solutions based on its proprietary Grid Ledger System to leverage blockchain technology in various business settings, including advertisement tracking, online visitor management, and sales of non-fungible tokens. Following the name change and rebranding in January 2026, Perpetuals.com Ltd has repositioned itself as a fintech company developing AI-powered trading products and prediction markets, with a global footprint across the United States, Europe, and Asia. Its mission is to reduce risk through empowering retail users with intuitive, secure, and efficient trading experiences across multiple asset classes.

Perpetuals’s proprietary trading platform, Kronos X, combines advanced AI and data analysis. The technology is trained on billions of trades, monitors market activity in real time, identifies patterns for trading and risk decisions, and provides multi-asset coverage with self-clearing blockchain-based settlement. The Company’s licensed European Multilateral Trading Facility (MTF) infrastructure and Kronos X multi-asset exchange platform operate with full MiFID II, MiCA, DORA, and EMIR compliance.

For more information, visit www.perpetuals.com.

Media Contact:

press@perpetuals.com

Investor Relations:

ir@perpetuals.com

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may,” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

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